UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment no. )*

                                  TULARIK INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                                  Egglirain 24
                             8832 Wilen, Switzerland
                                 (41)(1)7866666
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899165104

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Pharma Vision 2000 AG

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         0

8.       SHARED VOTING POWER

         10,158,238

9.       SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

         10,158,238

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,158,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

CUSIP No. 899165104

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         BZ Group Holding Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         0

8.       SHARED VOTING POWER

         10,158,238

9.       SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

         10,158,238

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,158,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

Item 1.  Security and Issuer.

     This statement relates to the shares of common stock (the "Shares") of Tularik Inc. (the "Issuer"). The address of the Issuer's principal executive offices is Two Corporate Drive, South San Francisco, California 94080.

Item 2.  Identity and Background.

     (a)-(c), (f) This statement is being filed by Pharma Vision 2000 AG, a Swiss corporation ("Pharma Vision"), whose principal business address is Spielhof 3, 8750 Glarus, Switzerland. Seventy-three per cent of the shares of common stock of Pharma Vision is owned by BZ Group Holding Limited, a Swiss corporation ("BZ Holding"), whose principal address is Egglirain 24, 8832 Wilen, Switzerland.

     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of Pharma Vision and BZ Holding is set forth in Schedule A and incorporated herein by reference.

     (d)-(e) Not Applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

     All of the funds used by Pharma Vision to acquire the Shares it owns came from funds available for investments. Pharma Vision acquired these Shares as follows:

     1) On October 11, 1996, Pharma Vision purchased 3,280,000 shares of Series F Convertible Preferred Stock of the Issuer at a price of $10.00 per share. The Series F Convertible Preferred Stock were automatically converted into 3,280,000 Shares in connection with the Issuer's initial public offering (the "IPO").

     2) On December 15, 1997, Pharma Vision purchased 5,000,000 shares of Series G Convertible Preferred Stock of the Issuer at a price of $10.25 per share. The Series G Convertible Preferred Stock were automatically converted into 5,000,000 Shares in connection with the IPO.

     3) On December 9, 1999, Pharma Vision purchased 1,878,238 Shares at a price of $14 per share in a direct offering from the Issuer concurrently with the IPO.

Item 4.  Purpose of Transaction.

     Pharma Vision acquired and continues to hold the Shares reported herein for investment purposes. Pharma Vision has no plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of December 9, 1999, Pharma Vision is the direct beneficial owner of 10,158,238 Shares, or 23.5% of the Shares outstanding after the IPO. BZ Holding is the indirect beneficial owner of all of the 10,158,238 Shares directly beneficially owned by Pharma Vision, by virtue of BZ Holding's majority ownership of Pharma Vision.

     (b) Except as described herein, neither Pharma Vision nor BZ Holding nor, to the best knowledge of Pharma Vision and BZ Holding, any of the persons listed in Schedule A beneficially owns any Shares.

     (c) Except as described above, neither Pharma Vision nor BZ Holding nor, to the best knowledge of Pharma Vision and BZ Holding, any of the persons listed in Schedule A, has effected any transactions in the Shares in the past sixty days.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Pharma Vision nor BZ Holding nor, to the best knowledge of Pharma Vision and BZ Holding, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding the Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, except that under the Issuer's 1997 Non-employee Directors' Stock Option Plan, David V. Goeddel and Peter J. Sjostrand have options to purchase 549,999 and 49,000 Shares, respectively.

Item 7.  Materials to be Filed as Exhibits.

                  Exhibit 1 Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 15, 1999

                              PHARMA VISION 2000 AG


                              /s/ Kurt Schiltknecht
                              -----------------------
                              Name: Kurt Schiltknecht
                              Title: Managing Director



                              BZ GROUP HOLDING LIMITED


                              /s/ Martin Ebner
                              -----------------------
                              Name: Martin Ebner
                              Title: Chairman

                                   Schedule A

Set forth below are the names and positions of all of the directors and executive officers of Pharma Vision 2000 AG and BZ Group Holding Limited, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

PHARMA VISION
Executive Officers and Members of the Board of Directors
--------------------------------------------------------

Name                         Business Address                     Principal Occupation       Citizenship
Martin Ebner                 Pharma Vision 2000 AG                Chairman of the Board      Switzerland
                             Spielhof 3
                             8750 Glarus
                             Switzerland

Peter Sjostrand              Pharma Vision 2000 AG                Member of the Board        Sweden
                             Spielhof 3
                             8750 Glarus
                             Switzerland

David V. Goeddel             Pharma Vision 2000 AG                Member of the Board        United States
                             Spielhof 3
                             8750 Glarus
                             Switzerland
BZ Holding
EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS

Name                         Business Address                     Principal Occupation       Citizenship
Martin Ebner                 BZ Group Holding Limited Limited     Chairman of the Board      Switzerland
                             Egglirain 24
                             8832 Willen
                             Switzerland

Kurt Schiltknecht            BZ Group Holding Limited Limited     Member of the Board        Switzerland
                             Egglirain 24
                             8832 Willen
                             Switzerland

Johan Bjorkman               BZ Group Holding Limited Limited     Member of the Board        Sweden
                             Egglirain 24
                             8832 Willen
                             Switzerland

Exhibit  Description
Number
----------------------------------------------------------------


1.       Joint Filing Agreement

                                                                       Exhibit 1
                                                               December 15, 1999
                             Joint Filing Agreement

     We, the undersigned, hereby express our agreement that the attached
Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.

PHARMA VISION 2000 AG


By: /s/ Kurt Schiltknecht
   ----------------------
Title: Managing Director

BZ GROUP HOLDING LIMITED


By: /s/ Martin Ebner
   -----------------
Title: Chairman